SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Fuel Systems Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

35952W103
(CUSIP Number)

Avv. Marco Di Toro Corso Stati Uniti 62, 10128, Torino, Italy (011) 39 011 517 6666
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 35952W103

1	NAME OF REPORTING PERSON Mariano Costamagna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,742,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 1,717,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,347,373
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 35952W103

1	NAME OF REPORTING PERSON Pier Antonio Costamagna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,604,589
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 1,584,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,347,373
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 35952W103

1	NAME OF REPORTING PERSON Bruna Giachino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,717,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,717,784
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 35952W103

1	NAME OF REPORTING PERSON Carla Borgogno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,584,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,589
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.    Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”) of Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 780 Third Avenue, 25th Floor, New York, NY 10017.

The Filing Persons do not by this filing admit that any amendment to the Schedule 13D/A is required.  This Schedule 13D/A is being filed merely to reflect changes in the numbers of shares owned and the percentage of shares owned due to actions by the Company and to file the Schedule 13D in the EDGAR records under Fuel Systems Solutions, Inc.  This Schedule 13D/A  amends the Schedule 13D and Schedule 13D/A filed by the Filing Persons on January 12, 2005 and April 27, 2005, respectively (the “Previous Filings”), with respect to the common stock of IMPCO Technologies, Inc. (“IMPCO”), the predecessor entity of the Company.  The Previous Filings may be located on EDGAR by searching IMPCO’s filings (SEC File Number: 005-40695).  Future amendments, if any, to the Filing Persons’ Schedule 13D will be filed with respect to Fuel Systems Solutions, Inc. and may be located on EDGAR by searching the Company’s filings (ticker symbol: FSYS).

Item 2.    Identity and Background.

(a) This Schedule 13D is being filed by Mariano Costamagna, Pier Antonio Costamagna, Bruna Giachino and Carla Borgogno (the “Filing Persons”). Mariano Costamagna and Pier Antonio Costamagna are adult brothers, each of whom own shares individually. Bruna Giachino and Carla Borgogno are the respective spouses of Mariano Costamagna and Pier Antonio Costamagna.  In the aggregate, the Filing Persons own 19% of the common stock of the Company. Each of the Filing Persons disclaims beneficial ownership of the shares owned by the other Filing Persons.

(b), (c) and (f) – Each of the Filing Persons is an Italian citizen, with a business address of c/o Avv. Marco Di Toro, Corso Stati Uniti 62, 10128, Torino, Italy. Mariano Costamagna is Chief Executive Officer of the Company. Pier Antonio Costamagna is an executive officer of the Company, serving as the Managing Director of BRC, S.r.L., a wholly owned subsidiary of the Company (“BRC”), and as the Director of Mechanical Engineering of MTM, S.r.L., a wholly owned subsidiary of BRC.

(d) and (e) – During the last five years, none of these persons has been convicted in a criminal proceeding, and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the United States or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.  See Item 4 below.

Item 4.    Purpose of Transaction.

Each of the Filing Persons holds the shares for investment purposes.

This Schedule 13D/A reports a decrease in the number and percentage of the Filing Persons’ beneficial ownership of the Company which result from the following:

•
In connection with the reorganization of IMPCO in 2006, every two shares of IMPCO common stock held by the Filing Persons were converted into one share of Common Stock of the Company, thereby reducing the number of shares owned by the Filing Persons, but not changing their percentage ownership.

•
In August 2008, the Filing Persons sold 150,000 shares, or less than one-tenth of one percent of the outstanding shares. 44,314 shares were sold by Mariano Costamagna and Bruna Giachino, and 105,686 shares were sold by Pier Antonio Costamagna and Carla Borgogno.

•	On June 26, 2009, the Company completed a registered direct offering pursuant to which it sold 1,500,000 shares of Common Stock, resulting in a decrease in the Filing Persons’ percentage ownership.
•	In 2007 and 2008, Mariano Costamagna was awarded a total for both years of 3,426 shares of restricted stock.

Item 5.    Interest in Securities of the Issuer.

(a)            Mariano Costamagna is the direct beneficial owner of 1,742,784 shares, or approximately 9.9% of the 17,604,672 shares outstanding as of November 6, 2009 (the “Outstanding Shares”), which includes 25,000 shares issuable upon exercise of outstanding options that were exercisable as of November 6, 2009 or within 60 days thereafter.  For reporting purposes, Mariano Costamagna includes in the calculation of his ownership percentage the 1,604,589 shares that his brother Pier Antonio Costamagna owns directly, resulting in the reported ownership of 3,347,373 shares, or approximately 19% of the Outstanding Shares. Mariano Costamagna disclaims beneficial ownership of the 1,604,589 shares that his brother Pier Antonio Costamagna owns directly.

Pier Antonio Costamagna is the direct beneficial owner of 1,604,589 shares, or approximately 9.1% of the Outstanding Shares, which includes 20,000 shares issuable upon exercise of outstanding options that were exercisable as of November 6, 2009 or within 60 days thereafter.  For reporting purposes, Pier Antonio Costamagna includes in the calculation of his ownership percentage the 1,742,784 shares that his brother Mariano Costamagna owns directly, resulting in the reported ownership of 3,347,373 shares, or approximately 19% of the Outstanding Shares. Pier Antonio Costamagna disclaims beneficial ownership of the 1,742,784 shares that his brother Mariano Costamagna owns directly.

Bruna Giachino is the indirect beneficial owner of 1,717,784 shares, or approximately 9.8% of the Outstanding Shares, which are owned directly by Mariano Costamagna.  Carla Borgogno is the indirect beneficial owner of 1,584,589 shares, or approximately 9.0% of the Outstanding Shares, which are owned directly by Pier Antonio Costamagna.

(b)            Mariano Costamagna has the sole power to vote the 1,742,784 shares that he holds directly, has sole dispositive power with respect to the 25,000 shares issuable upon exercise of outstanding stock options that were exercisable as of November 6, 2009 or within 60 days thereafter, and shares with his wife, Bruna Giachino, the power to dispose of the 1,717,784 shares that he holds directly.

Pier Antonio Costamagna has the sole power to vote the 1,604,589 shares that he holds directly, has sole dispositive power with respect to the 20,000 shares issuable upon exercise of outstanding stock options that were exercisable as of November 6, 2009 or within 60 days thereafter, and shares with his wife, Carla Borgogno, the power to dispose of the 1,584,589 shares that he holds directly.

(c)           Not applicable.

(d)            Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by the Filing Persons on January 12, 2005 related to the common stock of IMPCO, SEC File No. 005-40695).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete , and correct.

DATED: November 10, 2009

/s/ Mariano Costamagna	/s/ Pier Antonio Costamagna
Mariano Costamagna	Pier Antonio Costamagna

/s/ Bruna Giachino	/s/ Carla Borgogno
Bruna Giachino	Carla Borgogno